FOR IMMEDIATE RELEASE       CONTACT: Zelma Branch
December 17, 2001                    Halliburton Global Public Relations
                                     713-676-4371
                                     zelma.branch@halliburton.com


                HALLIBURTON KBR WINS LOGISTICS CIVIL AUGMENTATION
                              CONTRACT FROM US ARMY


ARLINGTON, Virginia - Halliburton KBR Government Operations division has been awarded the U.S. Army Logistics Civil Augmentation Program (LOGCAP) III contract. Halliburton KBR Government Operations was formerly known as Brown & Root Services.
     Established by the U.S. Army to fulfill the Department of Defense's global mission during contingency events, LOGCAP provides the warfighter with additional capabilities to rapidly support and augment the logistic requirements of its deployed forces through use of a civilian contractor.
     Brown & Root Services served as the original LOGCAP contractor and supported contingency events from 1992 to 1997 in locations ranging from Somalia to Haiti and subsequently the Balkans. When the presence of U.S. Forces in the Balkans progressed into a sustainment phase in 1997, the U.S. Army Europe maintained continuity of services by awarding Brown & Root the Balkans Support Contract.
     Dave Lesar, Chairman, President and Chief Executive Officer of parent company Halliburton (NYSE: HAL), discussed the strategic importance of this contract: "Augmenting our military troops with contractor-provided support has proven to be an invaluable Force Multiplier."

                                     -more-
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HALLIBURTON KBR RECEIVES LOGCAP CONTRACT\2

     LOGCAP III is a 10-year Task Order contract, with a one-year base period and nine one-year options. Over the past 10 years, Halliburton KBR provided over $2.5 billion in support services to deployed forces under LOGCAP I and the ongoing sustainment work performed under the Balkans Support Contract. The contract requires the contractor to deploy within 72 hours of notification and to deliver Combat Support and Combat Service Support (CS/CSS) for 25,000 troops within 15 days. Halliburton KBR must be ready to furnish these warfighter services 24 hours a day, 7 days a week, 365 days a year under any condition and at any location around the globe. By working with the Army planners, Halliburton KBR, drawing on its proven experience, will provide for the construction of facilities and infrastructure of base camps including billeting, mess hall, food preparation, potable water, sanitation, showers, laundry, transportation, utilities, warehousing and other logistical support. Also included is support of the Reception, Staging, Onward Movement, Integration (RSOI) process of U.S. Forces as they enter or depart their theater of operation by sea, air or rail.
     "Perhaps at no point in our history," commented Dave Lesar, "has such a need existed for this critical support. Our troops have performed bravely and brilliantly in the field over the past three months. We are especially proud to be able to offer Halliburton's global resources and our continued support to our nation's heroes."
     Halliburton KBR is an international, technology-based engineering and construction company, which provides a full spectrum of industry-leading services for governments and public infrastructure and to the hydrocarbon, chemical, energy, and forest products industries.
     Founded in 1919, Halliburton is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction business segments. The company's World Wide Web can be accessed at www.halliburton.com.

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